Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 16, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	EdtechX Holdings Acquisition Corp. II
Preliminary Proxy Statement on Form Pre 14A
Filed November 1, 2022
File No.: 001-39792

Dear Ladies and Gentlemen:

On behalf of EdtechX Holdings Acquisition Corp. II (“Company”), we respond as follows to the Staff’s comment letter, November 10, 2022, relating to the above-captioned Preliminary Proxy Statement (“Proxy Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Proxy Statement, a copy of which has been marked with the changes from the original Proxy Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Preliminary Proxy Statement on Form Pre 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We have revised the disclosure on page 17 of the Proxy Statement as requested.

* * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Benjamin Vedrenne-Cloquet